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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                  (RULE 13E-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                       NATIONAL SERVICE INDUSTRIES, INC.
    (Name of Subject Company (Issuer) and Names of Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                                ---------------

                               CAROL ELLIS MORGAN
                    SENIOR VICE PRESIDENT, GENERAL COUNSEL,
                                 AND SECRETARY
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   SUITE 200
                             1420 PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                ---------------

                                    COPY TO:
                              RUSSELL B. RICHARDS
                              KING & SPALDING LLP
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600

                                ---------------

                           CALCULATION OF FILING FEE

===============================================================================
TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
     $258,900.80                                                  $20.97
===============================================================================

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,153,808 options at the purchase price applicable to each option. The purchase price for each option is the greater of (a) the amount by which $10.00 exceeds the exercise price of the option, if any, or (b) $0.10. This offer relates to options at the following exercise prices: (i) 69,000 options at $7.82; and (ii) 1,084,808 options at exercise prices greater than $10.00. This amount includes 740,587 options held by executive officers and directors of the subject company. Such executive officers and directors have agreed to have their options cancelled without cash payment. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction valuation.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:
                       --------------------------------------------------------
Form or Registration No.:
                         ------------------------------------------------------
Filing Party:
             ------------------------------------------------------------------
Date Filed:
           --------------------------------------------------------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]      SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase, dated April 25, 2003 (the "Offer to Purchase"), attached hereto as Exhibit (a)(1), under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a)      Name and Address.

         The issuer is National Service Industries, Inc., a Delaware corporation, whose principal executive office is located at Suite 200, 1420 Peachtree Street, Atlanta, Georgia 30309. The issuer's telephone number is (404) 853-1000.

         (b)      Securities.

         The information set forth in the Offer to Purchase under "The Offer - Source and Amount of Funds" is incorporated herein by reference.

         (c)      Trading Market and Price.

         The information set forth in the Offer to Purchase under "The Offer - Market and Trading Information" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)      Name and Address.

         The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under "Schedule A - Information Concerning the Directors and Executive Officers of National Service Industries, Inc." is incorporated herein by reference. The filing person is the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)      Material Terms.

         The information set forth in the Offer to Purchase under "Summary Term Sheet," "Questions and Answers About the Offer," "The Offer" and "Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

         (b)      Purchases.

         The information set forth in the Offer to Purchase under "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)      Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Purchase under "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "The Merger" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      Purposes.

         The information set forth in the Offer to Purchase under "The Offer - Purpose of the Offer" is incorporated herein by reference.

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         (b)      Use of Securities Acquired.

         The information set forth in the Offer to Purchase under "The Offer - Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

         (c)      Plans.

         The information set forth in the Offer to Purchase under "Significant Consequences to Non-Tendering Optionholders," "The Offer - Purpose of the Offer" and "The Merger" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      Source of Funds.

         The information set forth in the Offer to Purchase under "The Offer - Source and Amount of Funds" is incorporated herein by reference.

         (b)      Conditions.

         Not Applicable.

         (d)      Borrowed Funds.

         Not Applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      Securities Ownership.

         The information set forth in the Preliminary Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on April 10, 2003 (the "Proxy Statement"), attached hereto as Exhibit (a)(1)(4), under "Beneficial Ownership of NSI Common Stock" is incorporated herein by reference.

         (b)      Securities Transactions.

         The information set forth in the Offer to Purchase under "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Solicitations or Recommendations.

         Not applicable.


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ITEM 10. FINANCIAL STATEMENTS.

         (a)      Financial Information.

         Not applicable.

         (b)      Pro Forma Information.

         Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Purchase under "The Offer - Legal Matters and Regulatory Approvals" is incorporated herein by reference.

         (b)      Other Material Information.

         The information set forth in the Offer to Purchase under "Significant Consequences to Non-Tendering Optionholders" is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)      (1)      Offer to Purchase, dated April 25, 2003.

                  (2)      Form of Election to Tender Options.

                  (3)      Form of letter to option holders.

                  (4) Issuer's Preliminary Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission on April 10, 2003 and incorporated herein by reference).

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)      Not applicable.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    National Service Industries, Inc.

                                    /s/ Carol Ellis Morgan
                                    -------------------------------------------
                                    Carol Ellis Morgan
                                    Senior Vice President, General Counsel,
                                    and Secretary

Date: April 25, 2003